Exhibit 99.1

Foresight Joins Leading Global Industry Consortium for Development of Autonomous Heavy-Duty Vehicles

The consortium includes Continental, Terberg, and EasyMile, amongst others. Foresight was selected to provide its QuadSight® vision solution, using FLIR thermal infrared cameras

Ness Ziona, Israel – May 15, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has joined the All Weather Autonomous Real logistics operations and Demonstrations (AWARD) consortium. The AWARD consortium submitted an application to the European Commission (Horizon 2020) to win funding for a large-scale project aimed at bringing disruptive change to the trucking industry, fleet operators, and the entire logistics sector. The total amount of the grant is expected to total 20 million Euro, of which Foresight is expected to receive approximately one million USD. Upon grant award, the project will be rolled out in 2021 for a period of 3 years.

Coordinated by EasyMile, the AWARD consortium consists of 29 partners including industry leaders such as Continental (one of the biggest automotive suppliers and expert for automated driving technologies), Terberg (specialist heavy vehicle manufacturer), and Applied Autonomy (leading provider of Smart Fleet Management systems for connected autonomous vehicles). The group seeks to develop and operate safe autonomous heavy-duty vehicles in harsh weather conditions in a variety of different scenarios. Freight transport constitutes an ideal learning opportunity for real-life autonomous truck applications, as it offers controlled environments with few pedestrians, low driving speeds and pre-defined routes.

Foresight will provide its QuadSight® multispectral vision solution, composed of two stereoscopic visible-light cameras and two stereoscopic thermal long-wave infrared cameras, the latter provided by FLIR Systems. The QuadSight system offers highly accurate vision sensors to autonomous freight operators, capable of detecting any type of obstacle and enabling safe, uninterrupted driving at all times, even in harsh weather and lighting conditions.

For additional information about the consortium, please refer to the May 15th announcement by EasyMile.

About EasyMile

EasyMile develops software to automate transportation platforms without the need for dedicated infrastructure. For the past five years, the company has developed and deployed autonomous mobility solutions worldwide based on vehicles manufactured by recognized industrial partners. EasyMile’s clients include the world’s largest transport operators, city authorities, airports, corporations, business parks, and universities.

About Horizon 2020

Horizon 2020 is the EU funding program for research and innovation, running from 2014 to 2020 with an 80 billion Euro budget. It provides research and innovation funding for multi-national collaboration projects as well as for individual researchers and supports SMEs with a special funding instrument.

For more information on Horizon 2020, please see the H2020 website.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses joining and collaborating with the AWARD Consortium, winning funding from the European Commission, and the timing and design of the project. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654